# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoastalSouth Bancshares, Inc., CIK 0001297107
CUSIP: 19058X207
Title of class of securities: Voting Common Stock
Address of issuer's principal executive offices: 400 GALLERIA PKWY, 400 GALLERIA PKWY, ATLANTA, Georgia (GA), 30339
Date of event which requires filing of this statement: 04/29/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-090674
Filed by CIK 0001583223

## Reporting persons
- Patriot Financial Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 612,053; sole dispositive power 0; shared dispositive power 612,053; aggregate amount beneficially owned 612,053 (5.1% of the class)
  Comment: This calculation is based on 11,853,258 shares of Voting Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's earnings release included as an exhibit to the Form 8-K filed on April 20, 2026, plus the conversion of 132,156 shares of non-voting shares to Voting Common Stock on April 30, 2026.
- Patriot Financial Partners II Coastal SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 683,467; sole dispositive power 0; shared dispositive power 683,467; aggregate amount beneficially owned 683,467 (5.7% of the class)
  Comment: This calculation is based on 11,853,258 shares of Voting Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's earnings release included as an exhibit to the Form 8-K filed on April 20, 2026, plus the conversion of 132,156 shares of non-voting shares to Voting Common Stock on April 30, 2026.
- Patriot Financial Partners Parallel II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 71,414; sole dispositive power 0; shared dispositive power 71,414; aggregate amount beneficially owned 71,414 (0.6% of the class)
  Comment: This calculation is based on 11,853,258 shares of Voting Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's earnings release included as an exhibit to the Form 8-K filed on April 20, 2026, plus the conversion of 132,156 shares of non-voting shares to Voting Common Stock on April 30, 2026.
- Patriot Financial Partners GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 683,467; sole dispositive power 0; shared dispositive power 683,467; aggregate amount beneficially owned 683,467 (5.7% of the class)
  Comment: This calculation is based on 11,853,258 shares of Voting Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's earnings release included as an exhibit to the Form 8-K filed on April 20, 2026, plus the conversion of 132,156 shares of non-voting shares to Voting Common Stock on April 30, 2026.
- Patriot Financial Partners GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 683,467; sole dispositive power 0; shared dispositive power 683,467; aggregate amount beneficially owned 683,467 (5.7% of the class)
  Comment: This calculation is based on 11,853,258 shares of Voting Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's earnings release included as an exhibit to the Form 8-K filed on April 20, 2026, plus the conversion of 132,156 shares of non-voting shares to Voting Common Stock on April 30, 2026.
- Patriot Financial Manager, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,900; sole dispositive power 0; shared dispositive power 7,900; aggregate amount beneficially owned 7,900 (0.1% of the class)
  Comment: This calculation is based on 11,853,258 shares of Voting Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's earnings release included as an exhibit to the Form 8-K filed on April 20, 2026, plus the conversion of 132,156 shares of non-voting shares to Voting Common Stock on April 30, 2026.
- Patriot Financial Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,900; sole dispositive power 0; shared dispositive power 7,900; aggregate amount beneficially owned 7,900 (0.1% of the class)
  Comment: This calculation is based on 11,853,258 shares of Voting Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's earnings release included as an exhibit to the Form 8-K filed on April 20, 2026, plus the conversion of 132,156 shares of non-voting shares to Voting Common Stock on April 30, 2026.
- W. Kirk Wycoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 691,367; sole dispositive power 0; shared dispositive power 691,367; aggregate amount beneficially owned 691,367 (5.8% of the class)
  Comment: This calculation is based on 11,853,258 shares of Voting Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's earnings release included as an exhibit to the Form 8-K filed on April 20, 2026, plus the conversion of 132,156 shares of non-voting shares to Voting Common Stock on April 30, 2026.
- James J. Lynch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 691,367; sole dispositive power 0; shared dispositive power 691,367; aggregate amount beneficially owned 691,367 (5.8% of the class)
  Comment: This calculation is based on 11,853,258 shares of Voting Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's earnings release included as an exhibit to the Form 8-K filed on April 20, 2026, plus the conversion of 132,156 shares of non-voting shares to Voting Common Stock on April 30, 2026.
- IRA M. LUBERT: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 691,367; sole dispositive power 0; shared dispositive power 691,367; aggregate amount beneficially owned 691,367 (5.8% of the class)
  Comment: This calculation is based on 11,853,258 shares of Voting Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's earnings release included as an exhibit to the Form 8-K filed on April 20, 2026, plus the conversion of 132,156 shares of non-voting shares to Voting Common Stock on April 30, 2026.
- JAMES F. DEUTSCH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 691,367; sole dispositive power 0; shared dispositive power 691,367; aggregate amount beneficially owned 691,367 (5.8% of the class)
  Comment: This calculation is based on 11,853,258 shares of Voting Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's earnings release included as an exhibit to the Form 8-K filed on April 20, 2026, plus the conversion of 132,156 shares of non-voting shares to Voting Common Stock on April 30, 2026.

## Item 1. Issuer
Name of issuer: CoastalSouth Bancshares, Inc.
Address of issuer's principal executive offices: 400 GALLERIA PKWY, 400 GALLERIA PKWY, ATLANTA, GEORGIA, 30339.

## Item 2. Person Filing
Name of person filing:
Patriot Financial Partners II, L.P.
Patriot Financial Partners II Coastal SPV, LLC
Patriot Financial Partners Parallel II, L.P.
Patriot Financial Partners GP II, L.P.
Patriot Financial Partners GP II, LLC
Patriot Financial Manager, L.P.
Patriot Financial Manager, LLC
W. Kirk Wycoff
James J. Lynch
Ira M. Lubert
James F. Deutsch
Address of principal business office or, if none, residence:
Four Radnor Corporate Center
100 Matsonford Road Suite 210
Radnor, Pennsylvania 19087
Citizenship: See appropriate cover page above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: On April 29, 2026, Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L. P. sold an aggregate of 600,000 shares of Voting Common Stock at a price of $25.00 per share in a private transaction. On April 30, 2026, Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. converted 132,156 shares of non-voting common stock for 132,156 shares of Voting Common Stock. See cover sheets above with respect to each of the reporting persons.
Percent of class: See cover sheets above with respect to each of the reporting persons.
Sole power to vote or to direct the vote: NA
Shared power to vote or to direct the vote: See cover sheets above with respect to each of the reporting persons.
Sole power to dispose or to direct the disposition: NA
Shared power to dispose or to direct the disposition: See cover sheets above with respect to each of the reporting persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Patriot Financial Partners II, L.P.
Patriot Financial Partners II Coastal SPV, LLC
Patriot Financial Partners Parallel II, L.P.
Patriot Financial Partners GP II, L.P.
Patriot Financial Partners GP II, LLC
Patriot Financial Manager, L.P.
Patriot Financial Manager, LLC
W. Kirk Wycoff
James J. Lynch
Ira M. Lubert
James F. Deutsch

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

The joint filing agreement dated as of September 16, 2025 by and among Patriot Financial Partners II, L.P., Patriot Financial Partners II Coastal SPV, LLC, Patriot Financial Partners Parallel II, L.P., Patriot Financial Partners GP II, L.P., Patriot Financial Partners GP II, LLC, Patriot Financial Manager, L.P., Patriot Financial Manager, LLC, W. Kirk Wycoff, James J. Lynch, Ira M. Lubert and James F. Deutsch was previously filed as Exhibit 1 to the Schedule13G filed with SEC on September 17, 2025.

https://www.sec.gov/Archives/edgar/data/1297107/000110465925090674/tm2526320d1_ex99-1.htm

## Signatures
- Patriot Financial Partners II, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (05/06/2026)
- Patriot Financial Partners II Coastal SPV, LLC: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (05/06/2026)
- Patriot Financial Partners Parallel II, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (05/06/2026)
- Patriot Financial Partners GP II, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P. (05/06/2026)
- Patriot Financial Partners GP II, LLC: /s/ W. Kirk Wycoff, Member (05/06/2026)
- Patriot Financial Manager, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Manager, LLC, the general partner of Patriot Financial Manager, L.P. (05/06/2026)
- Patriot Financial Manager, LLC: /s/ W. Kirk Wycoff, Member (05/06/2026)
- W. Kirk Wycoff: /s/ W. Kirk Wycoff, W. Kirk Wycoff (05/06/2026)
- James J. Lynch: /s/ James J. Lynch, James J. Lynch (05/06/2026)
- IRA M. LUBERT: /s/ Ira M. Lubert, Ira M. Lubert (05/06/2026)
- JAMES F. DEUTSCH: /s/ James F. Deutsch, James F. Deutsch (05/06/2026)